February 27, 2006
Via Edgar Transmission
And Via Federal Express
Michael McTiernan, Esq.
Amanda McManus, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street N.W.
Mail Stop 4561
Washington, D.C. 20509-0801

Re:	Grubb & Ellis Realty Advisors, Inc. (the “Company”) Amendment No. 7 to Form S-1 on Form S-11 Registration Statement; File No. 333-129190
Dear Mr. McTiernan and Ms. McManus:
     On behalf of the Company, this letter, along with revised copies of the Company’s Amendment No. 7 to Form S-1 on Form S-11 Registration Statement, and Exhibits thereto (the “Registration Statement” or “Amendment No. 7”), are being filed on behalf of the Company with the United States Securities and Exchange Commission (the “Commission”). Accompanying the non-electronic version of this letter are (i) six (6) courtesy copies of Amendment No. 7, three (3) unmarked copies with Exhibits, and three (3) copies with Exhibits marked to show changes from Amendment No. 5 to the Registration Statement (since Amendment No. 6 to the Registration Statement did not include Part I of the Registration Statement).
     Should you have any questions concerning the foregoing or should you require any additional documentation or information, please do not hesitate to contact me at 212-223-6700.

Very truly yours,
/s/ Clifford A. Brandeis
Clifford A. Brandeis

CAB/ma
Enclosures

cc:	Mr. Mark E. Rose Gregg A. Noel, Esq.